SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.2)*

                           Commercial Metals Company
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   201723103
                                 (CUSIP Number)

                             Keith Schaitkin, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 19, 2011
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement constitutes Amendment No. 2 to the Schedule 13D relating to the Common Stock, par value $0.01 (the "Shares"), issued by Commercial Metals Company (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on July 28, 2011, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on September 1, 2011 (together, the "Schedule 13D"), on behalf of the Reporting Persons (as defined in the Initial 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by the addition of the following:

     On October 19, 2011, the Reporting Persons delivered a notice (the "Nomination Letter") to the Corporate Secretary of the Issuer of their intent to nominate James Unger, Steve Mongillo and George Hebard for election to the board of directors of the Issuer at the 2012 annual meeting of stockholders of the Issuer (the "2012 Annual Meeting"), or a special meeting of stockholders of the Issuer called for a similar person. The Reporting Persons also stated in the Nomination Letter their intent to propose other business to be transacted at the 2012 Annual Meeting, including a precatory proposal that the Issuer redeem its poison pill and a Bylaw amendment to require stockholder approval in order to adopt a poison pill. The Nomination Letter, including the full text of the proposals, is incorporated herein and attached hereto as Exhibit 1.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1     Nomination Letter dated October 18, 2011

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2011


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


By:  /s/ Dominick Ragone
     -------------------
     Name:  Dominick  Ragone
     Title:  Chief  Financial  Officer

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN





  [Signature Page of Schedule 13D Amendment No. 2 - Commercial Metals Company]

                                                                       EXHIBIT 1

                         HIGH RIVER LIMITED PARTNERSHIP
                           c/o Icahn Associates Corp.
                          767 Fifth Avenue, 46th Floor
                               New York, NY 10153

                                October 18, 2011


VIA HAND DELIVERY, FEDERAL EXPRESS, FACSIMILE AND EMAIL
-------------------------------------------------------

Commercial Metals Company
6565 North MacArthur Boulevard, Suite 800
Irving, Texas 75039
Attention: Ann J. Bruder, Corporate Secretary

Re: Notice (this "Notice") of Nominations of Persons for Election to the Board of Directors and the Proposal of Other Business to be Transacted by the Stockholders at the 2012 Annual Meeting of Stockholders of Commercial Metals Company (the "Corporation")
     ---------------------------------------------------------------------------

Ladies and Gentlemen:

     High River Limited Partnership, a Delaware limited partnership ("High River" or the "Record Holder") hereby submits this Notice on the date hereof pursuant to the requirements (the "Bylaw Requirements") set forth in the Second Amended and Restated Bylaws of the Corporation (the "Bylaws"), of its intent to make the Proposals (as defined below) and to nominate each person on the Slate (as defined below) for election to the board of directors of the Corporation at the 2012 annual meeting of Stockholders of the Corporation (the "Annual Meeting"), or a special meeting of Stockholders of the Corporation called for a similar purpose. This Notice is submitted by the Record Holder and on behalf of the Direct Beneficial Owners (as defined below) and the Beneficial Owners (as defined in Annex A).

     As of the close of business on October 18, 2011, (i) High River represents that it is the holder of record of, and is entitled to vote, 1000 shares of Common Stock, $0.01 par value per share, of the Corporation (the "Shares") and that it is the direct beneficial owner of 2,304,999 Shares (including the 1000 Shares of which High River is the stockholder of record); (ii) Icahn Partners LP, a Delaware limited partnership ("Icahn Partners"), represents that it is the direct beneficial owner of 3,531,955 Shares and that it is not the holder of record of any Shares; (iii) Icahn Partners Master Fund LP, a Cayman Islands exempted limited partnership ("Icahn Master"), represents that it is the direct beneficial owner of 3,808,353 Shares and that it is not the holder of record of any Shares; (iv) Icahn Partners Master Fund II L.P., a Cayman Islands exempted limited partnership ("Icahn Master II"), represents that it is the direct beneficial owner of 1,310,448 Shares and that it is not the holder of record of any Shares; (v) Icahn Partners Master Fund III L.P., a Cayman Islands exempted limited partnership ("Icahn Master III" and collectively with High River, Icahn Partners, Icahn Master and Icahn Master II, the "Direct Beneficial Owners"), represents that it is the direct beneficial owner of 569,245 Shares and that it is not the holder of record of any Shares, in each case, as further described in Annex A. Carl C. Icahn, by virtue of his relationship to High River, Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III is deemed to beneficially own (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) the Shares which High
River, Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III directly beneficially own, as further described in Annex A.

     The address of Icahn Partners is 767 Fifth Avenue, 47th Floor, New York, NY 10153. The address of Icahn Master is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands. The address of Icahn Master II is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands. The address of Icahn Master III is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands. The address of High River is 767 Fifth Avenue, 46th Floor, New York, NY 10153. Each of Icahn Master, Icahn Master II, Icahn Master III, Icahn Partners and High River is primarily engaged in the business of investing in securities. High River believes that its name and address set forth above is the name and address for the Record Holder that appears on the Corporation's books.

     DIRECTOR NOMINEES
     -----------------

     The Record Holder hereby represents that it intends to appear in person or by proxy at the Annual Meeting to nominate for election to the board of directors of the Corporation (the "Board") the following persons (each, a "Nominee" and collectively, the "Slate"):

                                  James Unger
                                 Steve Mongillo
                                 George Hebard

     Mr. Unger has over 30 years of experience in the railcar industry and has extensive knowledge of the operational issues facing industrial companies. Mr. Mongillo has over 25 years of experience in the financial industry and has a strong understanding of the complex business and financial issues encountered by large complex companies. Mr. Hebard has a strong record as a sophisticated investor and has a broad understanding of the operational, financial and strategic issues facing public and private companies. The Record Holder believes that these individuals' knowledge of operations, investments and corporate finance will add to the business expertise and leadership of the Board. The Record Holder also believes that each Nominee is a strong stockholder-oriented individual who will help represent the best interests of the Corporation's stockholders.

     The Record Holder hereby further represents that it intends to appear in person or by proxy at the Annual Meeting to make the following proposals (the "Proposals") for consideration by the Corporation's Stockholders:

     PROPOSAL 1
     ----------

     To adopt a resolution of the Corporation's Stockholders strongly urging the Board to immediately redeem any and all outstanding Rights (as defined in the Rights Agreement (as defined below)) issued pursuant to that certain Rights Agreement, dated as of July 30, 2011, between the Corporation and Broadridge Corporate Issuer Solutions, Inc. (the "Rights Agreement" or the "Poison Pill") in accordance with Section 23 of the Rights Agreement and to terminate the Rights Agreement immediately thereafter.

     The following is the text of the proposed resolution:

          "RESOLVED, that the Stockholders of the Corporation hereby strongly urge the Board of Directors of the Corporation (the "Board") to immediately redeem (the "Redemption") any and all outstanding Rights (as defined in the Rights Agreement (as defined below)) issued pursuant to that certain Rights Agreement, dated as of July 30, 2011, between the Corporation and Broadridge Corporate Issuer Solutions, Inc. (the "Rights Agreement") in accordance with Section 23 of the Rights Agreement and to terminate the Rights Agreement immediately thereafter; and be it further

          RESOLVED, that the Stockholders of the Corporation hereby strongly urge the Board to not establish any conditions to the Redemption, other than as specifically required by and set forth in the Rights Agreement; and be it further

          RESOLVED, that the Stockholders of the Corporation hereby strongly urge the Board to immediately order the Redemption and give immediate public notice of the Redemption."

     PROPOSAL 2
     ----------

     To adopt a resolution that would amend the Bylaws to require stockholder approval in order to authorize, establish, adopt, or amend any rights plan, poison pill or similar plan.

     The following is the text of the proposed resolution:

          "RESOLVED, that the Second Amended and Restated Bylaws of the Corporation shall be amended to add the following provisions:

                                  ARTICLE XII
                                  POISON PILLS

     (a) In addition to any affirmative vote of stockholders required by any provision of law, the restated certificate of incorporation of the corporation or these Bylaws, the corporation shall not authorize, establish, adopt, or amend any Poison Pill (as defined in subsection
          (b) below) without the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting as a single class.

     (b) For purposes of these Bylaws, a "Poison Pill" shall mean any plan or arrangement of the sort commonly referred to as a "rights plan" or "stockholder rights plan" or "shareholder rights plan" or "poison pill" that is designed to prevent or make more difficult a hostile takeover of the corporation by increasing the cost to a potential acquirer in such a takeover either through the issuance of new rights, shares of common stock or preferred stock or any other security or device that may be issued to stockholders of the corporation other than ratably to all stockholders of the corporation that carry severe redemption provisions, favorable purchase provisions or otherwise.

     (c) Notwithstanding Section 7 "Amendment" of Article X of these Bylaws, no provision of this Article XII may be amended, modified, repealed or superseded without the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting as a single class."




     PROPOSAL 3
     ----------

     To adopt a resolution that would repeal any provision of the Bylaws in effect at the time of the Annual Meeting that was not included in the Bylaws as publicly filed with the Securities and Exchange Commission prior to October 18, 2011, and is inconsistent with any of the foregoing proposals that are approved by the stockholders at the Annual Meeting.

     The Record Holder is not aware of any such provision of the Bylaws that has become effective, but it is possible that following the date of this Notice and prior to the adoption of this resolution such a provision could become effective.

     The following is the text of the proposed resolution:

          "RESOLVED, that any provision of the Second Amended and Restated Bylaws of Commercial Metals Company as of the effectiveness of this resolution that was not included in the Bylaws of Commercial Metals Company as publicly filed with the Securities and Exchange Commission prior to October 18, 2011, and is inconsistent with any of the proposals approved by stockholders at the 2012 Annual Meeting of the Stockholders of Commercial Metals Company, be and hereby are repealed."

     Although not binding on the Board, the Record Holder is bringing Proposal 1 for consideration at the Annual Meeting because the Record Holder believes that the Corporation's stockholders should have the ability to indicate to the Board that stockholders believe that the Poison Pill is not in their best interests. The Record Holder is bringing Proposal 2 for consideration at the Annual Meeting because the Record Holder believes that poison pills should not be authorized, established, adopted, or amended without stockholder approval. The Record Holder is bringing Proposal 3 for consideration at the Annual Meeting because the Record Holder believes that amendments to the Bylaws that have not been publically disclosed prior to the date of this Notice should not frustrate the purposes of the various proposals being made by the Record Holder.

     In this Notice: (i) certain information relating to the Direct Beneficial Owners and the Beneficial Owner(s) (as defined in Annex A) is set forth in the body of this Notice (including the footnotes hereto) and Annex A; (ii) certain information relating to each Nominee is set forth in the body of this Notice and Annex B; and (iii) the written consent of each Nominee to being named in the proxy statement as a nominee and to serving as a director of the Corporation if elected, is attached as Annex C. The Nominees are also party to an agreement substantially in the form attached hereto as Annex D, pursuant to which an affiliate of the Direct Beneficial Owners has agreed to pay certain fees to Mr. Unger and Mr. Mongillo, and to indemnify each of the Nominees with respect to certain costs incurred by him in connection with the proxy contest relating to the Annual Meeting (the "Nominee Agreement").

     Each Direct Beneficial Owner and Beneficial Owner hereby represents that it will deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation's voting power of all of the shares of capital stock required under applicable law to carry, approve or adopt (in person or by proxy) the Proposals and to elect the Slate to the Board.

     Each Nominee, Direct Beneficial Owner and Beneficial Owner has an interest in the Proposals and the election of directors at the Annual Meeting: (i) directly and/or indirectly through the beneficial ownership (if any) of Shares, as described on Annex A, and any applicable attachments thereto; and (ii) with respect to each of the Nominees pursuant to the Nominee Agreement.

     With respect to each Nominee, other than as disclosed in this Notice, (i) such Nominee is not, and, within the past year, was not a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither such Nominee nor any of such Nominee's associates have any arrangement or understanding with any person with respect to (A) any future employment by the Corporation or its affiliates or (B) any future transactions to which the Corporation or any of its affiliates will or may be a party.

     With respect to each Direct Beneficial Owner and Beneficial Owner, other than as disclosed in this Notice, (i) neither such Direct Beneficial Owner nor such Beneficial Owner is, or was, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither such Direct Beneficial Owner, Beneficial Owner nor any of their respective associates have any arrangement or understanding with any person with respect to (A) any future employment by the Corporation or its affiliates or (B) any future transactions to which the Corporation or any of its affiliates will or may be a party.

     Mr. Hebard is employed by an entity affiliated with Carl C. Icahn. Mr. Unger is Vice-Chairman and a director of the Board of Directors of an entity affiliated with Carl C. Icahn.


     With respect to each Nominee, such Nominee is independent under the independence standards applicable to the Corporation under (i) paragraph (a)(1) of Item 407 of Regulation S-K and (ii) the New York Stock Exchange listing standards.

     The Annexes and all attachments thereto are hereby incorporated into and made a part of this Notice. Accordingly, all matters disclosed in any part of this Notice, including the Annexes and all attachments thereto should be deemed disclosed for all purposes of this Notice. All upper case terms appearing in the Annexes and all attachments thereto that are not defined in such Annexes and attachments shall have the meanings given in the body of this Notice or the Annexes and all attachments thereto, as applicable.

     Unless expressly indicated otherwise herein, information is set forth herein as of the close of business on October 18, 2011. Neither the delivery of this Notice nor any delivery by any Direct Beneficial Owner, Beneficial Owner, or Nominee of additional information to the Corporation from and after the date hereof shall be deemed to constitute an admission by any Direct Beneficial Owner, Beneficial Owner, Nominee or any of their respective affiliates (if any) that such delivery is required or that each and every item or any item of information is required or as to the legality or enforceability of any notice requirement or any other matter, or a waiver by any Direct Beneficial Owner, Beneficial Owner, Nominee or any of their respective affiliates (if any) of their right to contest or challenge, in any way, the validity or enforceability of any notice requirement or any other matter (including actions taken by the Board in anticipation of, or following receipt of, this Notice). Furthermore, this Notice assumes that the Board will nominate a total of three director nominees for election to the Board at the Annual Meeting and if the Board increases the number of directors to be nominated and elected at the Annual Meeting or a special meeting called for a similar purpose, the Record Holder reserves the right to add additional director nominees in respect of each such additional directorship. In the event any statement or other information in this Notice is not correct, or to the extent any applicable information has been omitted from this Notice, the Direct Beneficial Owners, Beneficial Owners and Nominees reserve the right to correct and/or supplement any such statement or other information set forth in this Notice.


                            [Signature page follows]

Very  truly  yours,



HIGH  RIVER  LIMITED  PARTNERSHIP
By:  Hopper  Investments  LLC,  its  general  partner
By:  Barberry  Corp.,  its  sole  member


By:  __________________________
     Name:  Edward  E.  Mattner
     Title:  Authorized  Signatory








 [Signature page to Stockholders' Notice of Nominations of Persons for Election to the Board of Directors and the Proposal of Other Business to be Transacted by
   the Stockholders at the 2012 Annual Meeting of Stockholders of  Commercial
                                Metals Company]

                                                                         ANNEX A

                 CERTAIN INFORMATION ABOUT BENEFICIAL OWNERSHIP

NAME:                   Carl  C.  Icahn

AGE:                    75

BUSINESS                767  Fifth  Avenue,  47th  Floor
ADDRESS:                New  York,  New  York  10153

RESIDENCE               [Address redacted]
ADDRESS:

PRINCIPAL OCCUPATION    See  below
OR  EMPLOYMENT:

CITIZENSHIP:            United  States  of  America

     Mr. Icahn has an interest in the election of directors at the Annual Meeting and the Proposals indirectly through the beneficial ownership of securities, as described below.

     Mr. Icahn has served as chairman of the board and a director of Starfire Holding Corporation, a privately held holding company, and chairman of the board and a director of various subsidiaries of Starfire, since 1984. Since August 2007, through his position as Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises L.P. ("IEP"), and certain related entities, Mr. Icahn's principal occupation is managing private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III. From November 2004 through August 2007, Mr. Icahn conducted this occupation through his entities CCI Onshore Corp. and CCI Offshore Corp. Since November 1990, Mr. Icahn has been chairman of the board of Icahn Enterprises G.P. Inc., the general partner of IEP. IEP is a diversified holding company engaged in a variety of businesses, including investment management, automotive, metals, real estate, home fashion, railcar, casino gaming and food packaging. Since March 2010, Mr. Icahn has been the chairman of the board of directors of Tropicana Entertainment Inc., a company that is primarily engaged in the business of owning and operating casinos and resorts. Mr. Icahn has served as chairman of the board and as a director of American Railcar Industries, Inc., a company that is primarily engaged in the business of manufacturing covered hopper and tank railcars, since 1994. Mr. Icahn has been chairman of the board and a director of XO Holdings, Inc., a telecommunications services provider, since February 2006 and of its predecessor from January 2003 to February 2006. Since September 2011, Mr. Icahn has been the President of XO Holdings, Inc. In October 2005, Mr. Icahn became a director of WestPoint International, Inc., a manufacturer of bed and bath home fashion products. Mr. Icahn was chairman of the board and president of Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, from 1968 to 2005. From October 1998 through May 2004, Mr. Icahn was the president and a director of Stratosphere Corporation, the owner and operator of the Stratosphere Hotel and Casino in Las Vegas, Nevada, which, until February 2008, was a subsidiary of IEP. From September 2000 to February 2007, Mr. Icahn served as the chairman of the board of GB Holdings, Inc., which owned an interest in Atlantic Coast Entertainment Holdings, Inc., the owner and operator of The Sands Hotel and Casino in Atlantic City until November 2006. From September 2006 to November 2008, Mr. Icahn was a director of ImClone Systems Incorporated, a biopharmaceutical company, and from October 2006 to November 2008, he was the chairman of the board of ImClone. From July 1993 to July 2010, Mr. Icahn served as a director of Cadus Corporation, a company engaged in the ownership and licensing of yeast based drug discovery technologies. From May 2005 to January 2010, Mr. Icahn served as a director of Blockbuster Inc., a provider of in-home movie rental and game entertainment. Mr. Icahn was a director of WCI Communities, Inc., a homebuilding company, from August 2007 to September 2009 and served as chairman of the board of WCI from September 2007 to September 2009. In December 2007, Mr. Icahn became a Director of Federal-Mogul Corporation, a supplier of automotive products, and since January 2008, has been the Chairman of the Board of FederalMogul. Mr. Icahn was a director of Motricity, Inc., a company that provides mobile content services and solutions, from April 2008 to January 2010. Mr. Icahn was a director of Yahoo! Inc., a company that provides Internet services to users, advertisers, publishers and developers worldwide, from August 2008 to October 2009. Mr. Icahn received his B.A. from Princeton University.


                 SECURITY OWNERSHIP OF DIRECT BENEFICIAL OWNERS

(1) TITLE          (2) NAME OF             (3) AMOUNT OF       (4) PERCENT
    OF                 BENEFICIAL              BENEFICIAL          OF
    CLASS              OWNER (1)               OWNERSHIP           CLASS (2)
    -----              ----------              ----------          -------
Common Stock, par      High River               2,304,999            2.00%
value $0.01 per
share ("Shares")

Shares                 Icahn Partners           3,531,955            3.06%

Shares                 Icahn Master             3,808,353            3.30%

Shares                 Icahn Master II          1,310,448            1.13%

Shares                 Icahn Master III           569,245            0.49%
_________________________
(1) Please note that each Holder listed in this table is, as of the date of this Notice, the direct beneficial owner of the Shares set forth under the heading "(3) Amount of Beneficial Ownership" and that indirect beneficial ownership of Shares is described below in the text of this Annex A under the heading "Description of Beneficial Ownership and Beneficial Owners."

(2) Please note that percentages of ownership set forth in this column were calculated based on the 115,533,540 Shares stated to be outstanding as of July 1, 2011 by the Corporation in the Corporation's Form 10-Q filed for the quarterly period ended May 31, 2011.



           DESCRIPTION OF BENEFICIAL OWNERSHIP AND BENEFICIAL OWNERS

     Barberry Corp., a Delaware corporation ("Barberry"), is the sole member of Hopper Investments LLC, a Delaware limited liability company ("Hopper"), which is the general partner of High River. Beckton Corp., a Delaware corporation ("Beckton") is the sole stockholder of Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn Enterprises GP"), which is the general partner of Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Holdings"). Icahn Holdings is the sole member of IPH GP LLC, a Delaware limited liability company ("IPH"), which is the general partner of Icahn Capital L.P., a Delaware limited partnership ("Icahn Capital"). Icahn Capital is the general partner of each of Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore") and Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"). Icahn Onshore is the general partner of Icahn Partners. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Each of Barberry and Beckton is 100 percent owned by Carl C. Icahn ("Mr. Icahn," and collectively with Barberry, Hopper, Beckton, Icahn Enterprises GP, Icahn Holdings, IPH, Icahn Capital, Icahn Onshore, Icahn Offshore, the "Beneficial Owners" and each of them a "Beneficial Owner." As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Direct Beneficial Owners. In addition, Mr. Icahn is the indirect holder of approximately 92.6% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Holdings.

     The principal business address of each of (i) Icahn Offshore, Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601 and
(ii) Mr. Icahn, Barberry and Hopper is c/o Icahn Capital LP, 767 Fifth Avenue, 47th Floor, New York, NY 10153.

     Barberry is primarily engaged in the business of serving as the sole member of Hopper and investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River and investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master
III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn
Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises L.P. and Icahn Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP. Mr. Carl C. Icahn is primarily engaged in serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises L.P., through which Mr. Icahn manages various private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises L.P., a New York Stock Exchange listed diversified holding company engaged in a variety of businesses, including investment management, automotive, casino gaming, railcar, food packaging, metals, real estate and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

     The Direct Beneficial Owners and the Beneficial Owners may be deemed to beneficially own, in the aggregate, 11,525,000 Shares, representing approximately 9.98% of the Corporation's outstanding Shares (based upon the 115,533,540 Shares stated to be outstanding as of July 1, 2011 by the Corporation in the Corporation's Form 10-Q filed for the quarterly period ended May 31, 2011).

     High River has sole voting power and sole dispositive power with regard to 2,304,999 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 3,531,955 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 3,808,353 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 1,310,448
Shares.  Each  of  Icahn  Offshore,  Icahn  Capital,  IPH, Icahn Holdings, Icahn
Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 569,245 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River, may be deemed to indirectly beneficially own the 2,304,999 Shares which High River directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, may be deemed to indirectly beneficially own the 3,531,955 Shares which Icahn Partners directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, Icahn Master II and Icahn Master III, may be deemed to indirectly beneficially own the 5,688,046 Shares which Icahn Master, Icahn Master II and Icahn Master III directly beneficially own.


TWO YEAR SUMMARY TABLE:

     The following table indicates the date of each purchase and sale of Shares, as well as the exercise of call options, by Mr. Icahn and his affiliates within the past two years, and the number of shares in each such purchase and sale, or exercise of call options.


                                                          SHARES PURCHASED/
NAME                       DATE                           CALL OPTIONS EXERCISED
----                       ----                           ----------------------
High River               8/12/2010                                 1,000.00
High River               8/12/2010                                 8,560.00
High River               8/13/2010                               180,000.00
High River               8/16/2010                                35,826.00
High River               8/17/2010                                    80.00
High River               8/18/2010                                   420.00
High River               8/19/2010                                 2,340.00
High River               8/20/2010                                15,060.00
High River               8/23/2010                                40,000.00
High River               8/24/2010                                68,837.00
High River               8/25/2010                                50,020.00
High River               8/26/2010                                90,740.00
High River               8/27/2010                                55,040.00
High River               8/30/2010                                28,540.00
High River               8/31/2010                                37,100.00
High River                9/1/2010                                   640.00
High River                9/2/2010                                    60.00
High River              10/29/2010                                 2,920.00
High River              11/10/2010                                30,000.00
High River              11/11/2010                                 8,580.00
High River              11/12/2010                               117,483.00
High River              11/15/2010                                60,000.00
High River              11/16/2010                                60,000.00
High River              11/17/2010                                30,000.00
High River               6/17/2011                                47,593.00
High River               7/15/2011                                 7,000.00
High River                9/1/2011                             1,327,160.00 (3)

Icahn Partners           8/12/2010                                14,566.00
Icahn Partners           8/13/2010                               274,247.00
Icahn Partners           8/16/2010                                54,585.00
Icahn Partners           8/17/2010                                   122.00
Icahn Partners           8/18/2010                                   640.00
Icahn Partners           8/19/2010                                 3,565.00
Icahn Partners           8/20/2010                                22,946.00
Icahn Partners           8/23/2010                                60,944.00
Icahn Partners           8/24/2010                               104,879.00
Icahn Partners           8/25/2010                                76,210.00
Icahn Partners           8/26/2010                               138,251.00
Icahn Partners           8/27/2010                                83,859.00
Icahn Partners           8/30/2010                                43,483.00
Icahn Partners           8/31/2010                                56,526.00
Icahn Partners            9/1/2010                                   171.00
Icahn Partners            9/2/2010                                    98.00
Icahn Partners          10/29/2010                                 5,720.00
Icahn Partners          11/10/2010                                47,547.00
Icahn Partners          11/11/2010                                13,103.00
Icahn Partners          11/12/2010                               179,417.00
Icahn Partners          11/15/2010                                91,630.00
Icahn Partners          11/16/2010                                91,630.00
Icahn Partners          11/17/2010                                45,815.00
Icahn Partners           6/17/2011                                72,902.00
Icahn Partners           7/15/2011                                10,726.00
Icahn Partners            9/1/2011                             2,038,373.00 (3)

Icahn Master             8/12/2010                                16,522.00
Icahn Master             8/13/2010                               311,077.00
Icahn Master             8/16/2010                                61,916.00
Icahn Master             8/17/2010                                   139.00
Icahn Master             8/18/2010                                   725.00
Icahn Master             8/19/2010                                 4,043.00
Icahn Master             8/20/2010                                26,029.00
Icahn Master             8/23/2010                                69,127.00
Icahn Master             8/24/2010                               118,964.00
Icahn Master             8/25/2010                                86,445.00
Icahn Master             8/26/2010                               156,817.00
Icahn Master             8/27/2010                                95,121.00
Icahn Master             8/30/2010                                49,324.00
Icahn Master             8/31/2010                                64,116.00
Icahn Master              9/1/2010                                   451.00
Icahn Master              9/2/2010                                   110.00
Icahn Master            10/29/2010                                 5,324.00
Icahn Master            11/10/2010                                52,607.00
Icahn Master            11/11/2010                                14,834.00
Icahn Master            11/12/2010                               203,106.00
Icahn Master            11/15/2010                               103,729.00
Icahn Master            11/16/2010                               103,729.00
Icahn Master            11/17/2010                                51,862.00
Icahn Master             6/17/2011                                78,734.00
Icahn Master             7/15/2011                                11,567.00
Icahn Master              9/1/2011                             2,121,935.00 (3)

Icahn Master II          8/12/2010                                 4,817.00
Icahn Master II          8/13/2010                                90,691.00
Icahn Master II          8/16/2010                                18,051.00
Icahn Master II          8/17/2010                                    38.00
Icahn Master II          8/18/2010                                   213.00
Icahn Master II          8/19/2010                                 1,180.00
Icahn Master II          8/20/2010                                 7,585.00
Icahn Master II          8/23/2010                                20,155.00
Icahn Master II          8/24/2010                                34,682.00
Icahn Master II          8/25/2010                                25,202.00
Icahn Master II          8/26/2010                                45,718.00
Icahn Master II          8/27/2010                                27,731.00
Icahn Master II          8/30/2010                                14,379.00
Icahn Master II          8/31/2010                                18,693.00
Icahn Master II           9/1/2010                                 1,938.00
Icahn Master II           9/2/2010                                    32.00
Icahn Master II         11/10/2010                                12,754.00
Icahn Master II         11/11/2010                                 4,293.00
Icahn Master II         11/12/2010                                58,790.00
Icahn Master II         11/15/2010                                30,025.00
Icahn Master II         11/16/2010                                30,024.00
Icahn Master II         11/17/2010                                15,015.00
Icahn Master II          6/17/2011                                26,993.00
Icahn Master II          7/15/2011                                 3,979.00
Icahn Master II           9/1/2011                               817,470.00 (3)

Icahn Master III         8/12/2010                                 2,335.00
Icahn Master III         8/13/2010                                43,985.00
Icahn Master III         8/16/2010                                 8,754.00
Icahn Master III         8/17/2010                                    21.00
Icahn Master III         8/18/2010                                   102.00
Icahn Master III         8/19/2010                                   572.00
Icahn Master III         8/20/2010                                 3,680.00
Icahn Master III         8/23/2010                                 9,774.00
Icahn Master III         8/24/2010                                16,821.00
Icahn Master III         8/25/2010                                12,223.00
Icahn Master III         8/26/2010                                22,174.00
Icahn Master III         8/27/2010                                13,449.00
Icahn Master III         8/30/2010                                 6,974.00
Icahn Master III         8/31/2010                                 9,065.00
Icahn Master III        10/29/2010                                   636.00
Icahn Master III        11/10/2010                                 7,092.00
Icahn Master III        11/11/2010                                 2,090.00
Icahn Master III        11/12/2010                                28,619.00
Icahn Master III        11/15/2010                                14,616.00
Icahn Master III        11/16/2010                                14,617.00
Icahn Master III        11/17/2010                                 7,308.00
Icahn Master III         6/17/2011                                11,744.00
Icahn Master III         7/15/2011                                 1,728.00
Icahn Master III          9/1/2011                               330,866.00 (3)
_________________________
(3) The Direct Beneficial Owner acquired these Shares upon the exercise of call options as described on Attachment I-A to this Annex A.

Shares purchased by each of the Direct Beneficial Owners are maintained in margin accounts that include positions in securities in addition to the Shares. As of October 17, 2011, the indebtedness of (i) High River's margin account was approximately $649.7 million, (ii) Icahn Partners' margin account was approximately $984.5 million, (iii) Icahn Master's margin account was approximately $1,147.6 million, (iv) Icahn Master II's margin account was approximately $336.4 million, and (v) Icahn Master III's margin account was approximately $157.6 million.



                                                                         ANNEX A
                                                                  ATTACHMENT 1-A

     The following are American call options to purchase one Share of underlying common stock, purchased by the Direct Beneficial Owners, which were written by UBS AG with a $9.10 strike price and an expiration date of November 16, 2012, and which provided for physical settlement (unless the Direct Beneficial Owner opted for a cash settlement). These call options are further described in the chart set forth below.

     On September 1, 2011, the Direct Beneficial Owners exercised all of their respective call options.

NAME                              DATE                               QUANTITY
----                              ----                               --------
High River                     11/17/2010                           11,240.00
High River                     11/18/2010                            8,260.00
High River                     11/19/2010                            5,784.00
High River                      6/16/2011                           86,289.00
High River                      6/20/2011                            8,537.00
High River                       7/8/2011                           45,044.00
High River                      7/15/2011                           11,000.00
High River                      7/18/2011                          105,062.00
High River                      7/19/2011                          107,394.00
High River                      7/20/2011                           80,000.00
High River                      7/21/2011                          160,000.00
High River                      7/22/2011                          186,003.00
High River                      7/25/2011                           91,962.00
High River                      7/26/2011                          170,335.00
High River                      7/27/2011                          133,288.00
High River                      7/28/2011                          116,962.00

Icahn Partners                 11/17/2010                           17,165.00
Icahn Partners                 11/18/2010                           12,615.00
Icahn Partners                 11/19/2010                            8,833.00
Icahn Partners                  6/16/2011                          136,543.00
Icahn Partners                  6/20/2011                           13,076.00
Icahn Partners                   7/8/2011                           69,597.00
Icahn Partners                  7/15/2011                           16,855.00
Icahn Partners                  7/18/2011                          160,988.00
Icahn Partners                  7/19/2011                          164,560.00
Icahn Partners                  7/20/2011                          122,584.00
Icahn Partners                  7/21/2011                          245,168.00
Icahn Partners                  7/22/2011                          285,013.00
Icahn Partners                  7/25/2011                          140,913.00
Icahn Partners                  7/26/2011                          261,005.00
Icahn Partners                  7/27/2011                          204,238.00
Icahn Partners                  7/28/2011                          179,220.00

Icahn Master                   11/17/2010                           19,432.00
Icahn Master                   11/18/2010                           14,280.00
Icahn Master                   11/19/2010                           10,000.00
Icahn Master                    6/16/2011                           72,083.00
Icahn Master                    6/20/2011                           14,123.00
Icahn Master                     7/8/2011                           72,134.00
Icahn Master                    7/15/2011                           18,174.00
Icahn Master                    7/18/2011                          173,586.00
Icahn Master                    7/19/2011                          177,437.00
Icahn Master                    7/20/2011                          132,179.00
Icahn Master                    7/21/2011                          264,354.00
Icahn Master                    7/22/2011                          307,317.00
Icahn Master                    7/25/2011                          151,941.00
Icahn Master                    7/26/2011                          281,430.00
Icahn Master                    7/27/2011                          220,219.00
Icahn Master                    7/28/2011                          193,246.00

Icahn Master II                11/17/2010                            5,625.00
Icahn Master II                11/18/2010                            4,133.00
Icahn Master II                11/19/2010                            2,893.00
Icahn Master II                 6/16/2011                          112,238.00
Icahn Master II                 6/20/2011                            4,842.00
Icahn Master II                  7/8/2011                           27,111.00
Icahn Master II                 7/15/2011                            6,254.00
Icahn Master II                 7/18/2011                           59,730.00
Icahn Master II                 7/19/2011                           61,056.00
Icahn Master II                 7/20/2011                           45,481.00
Icahn Master II                 7/21/2011                           90,964.00
Icahn Master II                 7/22/2011                          105,748.00
Icahn Master II                 7/25/2011                           52,282.00
Icahn Master II                 7/26/2011                           96,841.00
Icahn Master II                 7/27/2011                           75,776.00
Icahn Master II                 7/28/2011                           66,496.00

Icahn Master III               11/17/2010                            2,738.00
Icahn Master III               11/18/2010                            2,012.00
Icahn Master III               11/19/2010                            1,410.00
Icahn Master III                6/16/2011                           24,293.00
Icahn Master III                6/20/2011                            2,108.00
Icahn Master III                 7/8/2011                           11,334.00
Icahn Master III                7/15/2011                            2,717.00
Icahn Master III                7/18/2011                           25,946.00
Icahn Master III                7/19/2011                           26,523.00
Icahn Master III                7/20/2011                           19,756.00
Icahn Master III                7/21/2011                           39,514.00
Icahn Master III                7/22/2011                           45,935.00
Icahn Master III                7/25/2011                           22,712.00
Icahn Master III                7/26/2011                           42,066.00
Icahn Master III                7/27/2011                           32,917.00
Icahn Master III                7/28/2011                           28,885.00

                                                                         ANNEX A
                                                                  ATTACHMENT 1-B

     The following are European put options to sell one Share of common stock, which were written by the Direct Beneficial Owners to UBS AG and had a $9.10 strike price and an expiration date of November 16, 2012 or the date on which the corresponding American-style call option described in Annex A, Attachment 1-A is exercised. These options provided that they settled in cash and are further described in the chart set forth below.

     On September 1, 2011, the Direct Beneficial Owners exercised all of the call options described in Annex A, Attachment 1-A, and upon exercise of the call options, all of the put options described below expired pursuant to their terms.


NAME                              DATE                               QUANTITY
----                              ----                               --------
High River                     11/17/2010                           11,240.00
High River                     11/18/2010                            8,260.00
High River                     11/19/2010                            5,784.00
High River                      6/16/2011                           86,289.00
High River                      6/20/2011                            8,537.00
High River                       7/8/2011                           45,044.00
High River                      7/15/2011                           11,000.00
High River                      7/18/2011                          105,062.00
High River                      7/19/2011                          107,394.00
High River                      7/20/2011                           80,000.00
High River                      7/21/2011                          160,000.00
High River                      7/22/2011                          186,003.00
High River                      7/25/2011                           91,962.00
High River                      7/26/2011                          170,335.00
High River                      7/27/2011                          133,288.00
High River                      7/28/2011                          116,962.00

Icahn Partners                 11/17/2010                           17,165.00
Icahn Partners                 11/18/2010                           12,615.00
Icahn Partners                 11/19/2010                            8,833.00
Icahn Partners                  6/16/2011                          136,543.00
Icahn Partners                  6/20/2011                           13,076.00
Icahn Partners                   7/8/2011                           69,597.00
Icahn Partners                  7/15/2011                           16,855.00
Icahn Partners                  7/18/2011                          160,988.00
Icahn Partners                  7/19/2011                          164,560.00
Icahn Partners                  7/20/2011                          122,584.00
Icahn Partners                  7/21/2011                          245,168.00
Icahn Partners                  7/22/2011                          285,013.00
Icahn Partners                  7/25/2011                          140,913.00
Icahn Partners                  7/26/2011                          261,005.00
Icahn Partners                  7/27/2011                          204,238.00
Icahn Partners                  7/28/2011                          179,220.00

Icahn Master                   11/17/2010                           19,432.00
Icahn Master                   11/18/2010                           14,280.00
Icahn Master                   11/19/2010                           10,000.00
Icahn Master                    6/16/2011                           72,083.00
Icahn Master                    6/20/2011                           14,123.00
Icahn Master                     7/8/2011                           72,134.00
Icahn Master                    7/15/2011                           18,174.00
Icahn Master                    7/18/2011                          173,586.00
Icahn Master                    7/19/2011                          177,437.00
Icahn Master                    7/20/2011                          132,179.00
Icahn Master                    7/21/2011                          264,354.00
Icahn Master                    7/22/2011                          307,317.00
Icahn Master                    7/25/2011                          151,941.00
Icahn Master                    7/26/2011                          281,430.00
Icahn Master                    7/27/2011                          220,219.00
Icahn Master                    7/28/2011                          193,246.00

Icahn Master II                11/17/2010                            5,625.00
Icahn Master II                11/18/2010                            4,133.00
Icahn Master II                11/19/2010                            2,893.00
Icahn Master II                 6/16/2011                          112,238.00
Icahn Master II                 6/20/2011                            4,842.00
Icahn Master II                  7/8/2011                           27,111.00
Icahn Master II                 7/15/2011                            6,254.00
Icahn Master II                 7/18/2011                           59,730.00
Icahn Master II                 7/19/2011                           61,056.00
Icahn Master II                 7/20/2011                           45,481.00
Icahn Master II                 7/21/2011                           90,964.00
Icahn Master II                 7/22/2011                          105,748.00
Icahn Master II                 7/25/2011                           52,282.00
Icahn Master II                07/26/2011                           96,841.00
Icahn Master II                07/27/2011                           75,776.00
Icahn Master II                 7/28/2011                           66,496.00

Icahn Master III               11/17/2010                            2,738.00
Icahn Master III               11/18/2010                            2,012.00
Icahn Master III               11/19/2010                            1,410.00
Icahn Master III                6/16/2011                           24,293.00
Icahn Master III                6/20/2011                            2,108.00
Icahn Master III                 7/8/2011                           11,334.00
Icahn Master III                7/15/2011                            2,717.00
Icahn Master III                7/18/2011                           25,946.00
Icahn Master III                7/19/2011                           26,523.00
Icahn Master III                7/20/2011                           19,756.00
Icahn Master III                7/21/2011                           39,514.00
Icahn Master III                7/22/2011                           45,935.00
Icahn Master III                7/25/2011                           22,712.00
Icahn Master III                7/26/2011                           42,066.00
Icahn Master III                7/27/2011                           32,917.00
Icahn Master III                7/28/2011                           28,885.00

                                                                         ANNEX B
                                                                    ATTACHMENT 1

INFORMATION  ABOUT  NOMINEES
----------------------------

NAME:                   James Unger

AGE:                    63

BUSINESS                625  N.  Main  Center
ADDRESS:                St.  Charles,  Missouri  63301

RESIDENCE               [Address redacted]
ADDRESS:

PRINCIPAL OCCUPATION    See  below
OR EMPLOYMENT:

CITIZENSHIP:            United  States  of  America

     Mr. Unger does not, and his associates do not, own, beneficially or of record, any shares of capital stock of the Corporation. Mr. Unger has an interest in the election of directors at the Annual Meeting pursuant to the Nominee Agreement attached hereto as Annex D.

     Mr. Unger has served as Vice Chairman of American Railcar Industries Inc. since April 2009 and has served on the board of directors since 1995. From March 1995 to April 2009, Mr. Unger served as Chief Executive Officer and President of American Railcar Industries Inc. Mr. Unger also served as a consultant to American Railcar Industries Inc. from April 2009 to March 2010. Prior to joining American Railcar Industries Inc., he served ACF Industries, Inc. as its president from 1988 to 1995, as its senior vice president and chief financial officer from 1984 to 1988 and on its board of directors from August 1993 to March 2005. Since 2004, Mr. Unger has served as a director of American Railcar Leasing LLC. Since June 2003, Mr. Unger has served as president of Ohio Castings Company, LLC, a joint venture in which American Railcar Industries Inc. has an interest. From July 2007 through August 2010, Mr. Unger served on the executive committee of Axis, LLC (and its subsidiaries), an axle manufacturing joint venture in which American Railcar Industries Inc. has an interest. From 2008 through August 2010, Mr. Unger served on the board of directors of Amtek Railcar Industries Private Limited, an Indian joint venture in which American Railcar Industries Inc. has an interest. Mr. Unger served on the board of directors of Guaranty Financial Group and Guaranty Bank from August 2008 to August 2009. Mr. Unger was on the board of directors of Aspen Resources Group, an oil and gas exploration company from May 2002 until April 2007. Mr. Unger participates in several industry organizations, including as an executive committee member for the Railway Supply Institute, Inc. (RSI). He also is a board member of the American Railway Car Institute, a member of the project review committee for the RSI-AAR Railroad Tank Car Safety Research Test Project, a steering committee member of RSI on tank railcars, and a member of the National Freight and Transportation Association. Mr. Unger served as a member of the board of directors of Ranken Technical College from 1990 to 2002. With respect to American Railcar Industries Inc. and its various joint ventures mentioned above, ACF Industries, Inc., American Railcar Leasing LLC, Guaranty Financial Group and Guaranty Bank, Mr. Carl C. Icahn, directly or indirectly, either (i) controls or at such time controlled such company, or (ii) at such time had or has an interest in such company through the ownership of securities. Mr. Unger received a B.S. in Accounting from the University of Missouri, Columbia and is a Certified Public Accountant.

                                                                         ANNEX B
                                                                    ATTACHMENT 2

INFORMATION ABOUT NOMINEES
--------------------------

NAME:                   Steve Mongillo

AGE:                    50

BUSINESS                [Address redacted]
ADDRESS:

RESIDENCE               [Address redacted]
ADDRESS:

PRINCIPAL OCCUPATION    See  below
OR EMPLOYMENT:

CITIZENSHIP:            United  States  of  America

     Mr. Mongillo does not, and his associates do not, own, beneficially or of record, any shares of capital stock of the Corporation. Mr. Mongillo has an interest in the election of directors at the Annual Meeting pursuant to the Nominee Agreement attached hereto as Annex D.

     Mr. Mongillo is a private investor. From 2009 to 2011, Mr. Mongillo served as a director of American Railcar Industries, Inc. From January 2008 to January 2011, Mr. Mongillo served as a managing director of Icahn Capital LP, the entity through which Mr. Carl Icahn managed third party investment funds. From March 2009 to January 2011, Mr. Mongillo served as a director of WestPoint International Inc. Prior to joining Icahn Capital, Mr. Mongillo worked at Bear Stearns for 10 years, most recently as a senior managing director overseeing the leveraged finance group's efforts in the healthcare, real estate, gaming, lodging, leisure, restaurant and education sectors. With respect to each company mentioned above, except Bear Stearns, Mr. Carl Icahn, directly or indirectly, either (i) controls or at such time controlled such company or (ii) has or at such time had an interest in such company through the ownership of securities. Mr. Mongillo received a B.A. from Trinity College and an M.B.A from the Amos Tuck School of Business Administration at Dartmouth College.

                                                                         ANNEX B
                                                                    ATTACHMENT 3

INFORMATION ABOUT NOMINEES
--------------------------

NAME:                   George Hebard

AGE:                    38

BUSINESS                767  Fifth  Avenue,  47th  Floor
ADDRESS:                New  York,  NY  10153

RESIDENCE               [Address redacted]
ADDRESS:

PRINCIPAL OCCUPATION    See  below
OR EMPLOYMENT:

CITIZENSHIP:            United  States  of  America

     Mr. Hebard does not, and his associates do not, own, beneficially or of record, any shares of capital stock of the Corporation. Mr. Hebard has an interest in the election of directors at the Annual Meeting pursuant to the Nominee Agreement attached hereto as Annex D.

     Since September 2011, George Hebard has been a Managing Director at Icahn Capital LP, the entity through which Carl C. Icahn manages investment funds. He provides investment management expertise on equity and debt investments across a range of industries. Prior to joining Mr. Icahn, from 2005 to 2011, Mr. Hebard served as a Managing Director at Blue Harbour Group, an investment firm in Greenwich, Connecticut. Prior to Blue Harbour Group, Mr. Hebard served as Managing Director at Ranger Partners from 2002 to 2003, and prior to Ranger Partners, Mr. Hebard was an Associate at Icahn Associates Corp., from 1998 to 2002. Mr. Hebard has an MBA from INSEAD and an A.B. in Economics from Princeton University.

                                                                         ANNEX C


     The written consent of each Nominee to being named as a nominee for election as a director of the Corporation and to serve as a director if elected, is attached to this Annex C. If the Corporation requests original signed statements of consents, the Record Holder will provide them.

                                                                         ANNEX C
                                                                    ATTACHMENT 1

                               CONSENT OF NOMINEE

     The undersigned hereby consents to being named as a nominee for election as a director of Commercial Metals Company (the "Company"), in the proxy statement to be filed with the Securities and Exchange Commission and distributed to Stockholders of the Company by High River Limited Partnership ("High River"), Icahn Partners LP ("Icahn Partners"), Icahn Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II L.P. ("Icahn Master II"), and Icahn Partners Master Fund III L.P. ("Icahn Master III", and collectively with High River, Icahn Partners, Icahn Master and Icahn Master II, the "Holders") and in other materials in connection with the solicitation of proxies by the Holders from Stockholders of the Company to be voted at the 2012 annual meeting of Stockholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated: October 17, 2011


/s/ James Unger
---------------
Name:  James  Unger

                                                                         ANNEX C
                                                                    ATTACHMENT 2

                               CONSENT OF NOMINEE

     The undersigned hereby consents to being named as a nominee for election as a director of Commercial Metals Company (the "Company"), in the proxy statement to be filed with the Securities and Exchange Commission and distributed to Stockholders of the Company by High River Limited Partnership ("High River"), Icahn Partners LP ("Icahn Partners"), Icahn Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II L.P. ("Icahn Master II"), and Icahn Partners Master Fund III L.P. ("Icahn Master III", and collectively with High River, Icahn Partners, Icahn Master and Icahn Master II, the "Holders") and in other materials in connection with the solicitation of proxies by the Holders from Stockholders of the Company to be voted at the 2012 annual meeting of Stockholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated: October 17, 2011


/s/ Steve Mongillo
------------------
Name:  Steve Mongillo

                                                                         ANNEX C
                                                                    ATTACHMENT 3

                               CONSENT OF NOMINEE

     The undersigned hereby consents to being named as a nominee for election as a director of Commercial Metals Company (the "Company"), in the proxy statement to be filed with the Securities and Exchange Commission and distributed to Stockholders of the Company by High River Limited Partnership ("High River"), Icahn Partners LP ("Icahn Partners"), Icahn Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II L.P. ("Icahn Master II"), and Icahn Partners Master Fund III L.P. ("Icahn Master III", and collectively with High River, Icahn Partners, Icahn Master and Icahn Master II, the "Holders") and in other materials in connection with the solicitation of proxies by the Holders from Stockholders of the Company to be voted at the 2012 annual meeting of Stockholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated: October 17, 2011


/s/ George Hebard
-----------------
Name:  George Hebard

                                                                         ANNEX D


     Attached to this Annex D is the form of agreement to be entered into between each of the Nominees and an affiliate of the Record Holder pursuant to which such affiliate has agreed to pay certain fees to the Nominees (except in the case of Mr. Hebard who is not receiving a fee) and to indemnify the Nominees with respect to certain costs incurred by the Nominees in connection with the proxy contest relating to the Annual Meeting.

                                ICAHN CAPITAL LP

                                October 17, 2011

To the undersigned potential nominee:

     This  will  confirm  our  understanding  as  follows:

     You agree that you are willing, should we so elect, to become a member of a slate of nominees (the "Slate") to stand for election as directors of Commercial Metals Company (the "Company") in connection with a proxy contest with management of the Company in respect of the election of directors of the Company at the 2012 Annual Meeting of Stockholders of Commercial Metals Company (the "Annual Meeting"), expected to be held in early 2012, or a special meeting of stockholders of the Company called for a similar purpose (the "Proxy Contest").

     Icahn Capital LP ("Icahn") agrees to pay the costs of the Proxy Contest.

     In addition, upon our filing of a preliminary proxy statement with the SEC, which indicates that Icahn, or an affiliate thereof, intends to nominate you for election at the Annual Meeting, you will be entitled to be paid $25,000 by Icahn unless you are elected to serve as a director of the Company at the Annual Meeting or a special meeting of stockholders of the Company called for a similar purpose or in connection with a settlement of the Proxy Contest by Icahn and the Company, in which case you will not receive any payment from Icahn in connection with the Proxy Contest. Payment to you pursuant to this paragraph, if any, will be made by Icahn, subject to the terms hereof, upon the earliest of (i) the certification of the results of the election in respect of the Proxy Contest,
(ii) the settlement of the Proxy Contest by Icahn and the Company, or (iii) the withdrawal of the Proxy Contest by Icahn.(4)

     You understand that it may be difficult, if not impossible, to replace nominees who, such as yourself, have agreed to serve on the Slate and later change their minds and determine not to seek election. Accordingly, the Slate is relying upon your agreement to seek election. In that connection, you are being supplied with a questionnaire in which you will provide Icahn with information necessary for Icahn to make appropriate disclosure both to the Company and for use in creating the proxy material to be sent to shareholders of the Company and to be filed with the Securities and Exchange Commission. You have agreed that
(i) you will immediately complete and sign the questionnaire and return it to Andrew Langham, Assistant General Counsel, Icahn Enterprises LP, 767 Fifth Avenue, Suite 4700, New York, NY 10153, Tel: (212) 702-4382, Fax: (212)
688-1158, Email: alangham@sfire.com and (ii) your responses to the questions contained therein will be true and correct in all respects. In addition, you have agreed that, concurrently with your execution of this letter, you will execute the attached instrument directed to the Company informing the Company that you consent to being nominated by Icahn, or an affiliate thereof, for election as a director of the Company and, if elected, consent to serving as a director of the Company. Upon being notified that we have chosen you, we may forward that instrument and your completed questionnaire (or summaries thereof) to the Company.

     Icahn hereby agrees that, so long as you actually serve on the Slate, Icahn will defend, indemnify and hold you harmless from and against any and all losses, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that (i) you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of Commercial Metals Company on the Slate (a "Proceeding") or (ii) you are called to testify or give a deposition in any Proceeding (whether or not you are a party or are threatened to be made a party to such Proceeding), including, in each case, the advancement to you of all reasonable attorneys' costs and expenses incurred by you in connection with any Proceeding. Your right of indemnification hereunder shall continue (i) in the event that Icahn determines to withdraw the Slate or remove you from the Slate and (ii) after the election has taken place but only for events which occur prior to such election and subsequent to the date hereof. Anything to the contrary herein notwithstanding, Icahn is not indemnifying you for any action taken by you or on your behalf which occurs prior to the date hereof or subsequent to the Annual Meeting or such earlier time as you are no longer a nominee of the Slate for election to the Company's Board of Directors or for any actions taken by you as a director of the Company, if you are elected. Nothing herein shall be construed to provide you an indemnity: (i) in the event you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; or (ii) if you acted in a manner which constitutes gross negligence or willful misconduct. In the event that you shall make any claim for indemnification hereunder, you shall promptly notify Icahn in the event of any third-party claims actually made against you or known by you to be threatened. In addition, with respect to any such claim, Icahn shall be entitled to control your defense with counsel chosen
_________________________
(4)  This  paragraph  does  not  appear  in  the Nominee Agreement signed by Mr.
     Hebard.


by Icahn. Icahn shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, Icahn may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

     Each of us recognizes that should you be elected to the Board of Directors of the Company all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duty to the stockholders of the Company and, as a result, that there is, and can be, no agreement between you and Icahn which governs the decisions which you will make as a director of the Company.

     Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

Very  truly  yours,


ICAHN  CAPITAL  LP


By:  __________________________
     Name:  Edward  E.  Mattner
     Title:  Authorized  Signatory




Agreed to and Accepted as of
the date first above written:


__________________________
Name: